FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated October 10, 2007 announcing that Registrant’s business unit, Spacenet Rural Communications, contributed to Peru’s disaster recovery efforts by deploying a SkyEdge VSAT network and offering free telephony services in the aftermath of the August 16th earthquake.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated October 11, 2007

Gilat’s Spacenet Rural Communications provides connectivity to Peru’s affected zones following earthquake

SkyEdge Network enables Civil Defense to maintain contact with citizens in aftermath of tragedy

Petah Tikva, Israel, October 10 , 2007 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that its business unit, Spacenet Rural Communications, contributed to Peru’s disaster recovery efforts by deploying a SkyEdge VSAT network and offering free telephony services in the aftermath of the August 16th earthquake. Spacenet Rural worked closely with Peru’s Civil Defense Institute to deploy Gilat’s VSAT systems in the army bases of the country’s affected zones and in the central office in Lima.

Phones connected to the army’s VSAT network provided the primary communications channels in the days following the disaster and are being used up until now. In addition, in the days following the earthquake, all Spacenet Rural telephony services were free for use throughout the country and remained free to citizens in the country’s affected zones for weeks afterwards.

Dr. Cayetana Aljovín, Peru’s Vice Minister of Communications said, “Thanks to Gilat’s 300 telephones which were open for free traffic calls, assistance was provided in a faster and more efficient way to the disaster zone. Gilat also opened its entire rural network in Peru for free traffic use in the days following the disaster.”

“The Civil Defense Institute has worked around the clock and we are pleased that we were able to contribute to its disaster recovery efforts by offering reliable and secure telephony services,” said Rocio del Campo, President and CEO, Spacenet Rural Communications. “We offer our condolences to the families who have suffered through this terrible tragedy.”

Gilat’s Spacenet Rural business unit provides rural Internet and telephony services primarily in Latin America. Spacenet Rural’s network was one of the only network in Peru not to be negatively impacted by the earthquake.

Gilat’s SkyEdge is a satellite communications system that delivers high-quality voice, broadband data and video services over a powerful unified system. SkyEdge represents Gilat’s extensive knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly
Phone: +972-3-925-2406
Email: Kimk@gilat.com